Exhibit 99.5

PERDIGÃO COMPANIES

MANAGEMENT REPORT – 2nd Quarter  2006

Dear Shareholders,

With the Company’s entry into the dairy-processed products business, we have taken a major strategic step forward in diversification, an essential component in achieving a more balanced business and for supporting our growth.

According to a study by the US consultancy, Boston Consulting Group (BCG), Perdigão is one of a group of 12 Brazilian companies that challenge the global leaders. However, it is not enough to be strong in only one activity, no matter the size – the case of the poultry and pork meats sector. We wish to maintain our focus and growth with emphasis on the meats sector and the greater internationalization that is playing an increasingly important role in our operations. But, at the same time, we also need to expand, reducing the concentration on a single business and extending the diversification of our activities. This will enhance our position as a globalized company and as one supplying food products that meet the needs of all consumers.

As we have already disclosed to the market, the unfavorable trading environment that has been intensifying since the end of 2005, significantly squeezed second quarter margins. This was particularly due to the slow readjustment in world demand for chicken meat with continued oversupply in some importing countries. In Brazil the supply remained high, despite production downsizing in the first quarter. Besides these factors, the situation has been compounded by a sharp fall in average US dollar export prices and the appreciation of the Real in the foreign exchange markets relative to a year earlier.

We understand that these obstacles, while they have resulted in intense pressure on sector margins, can be the seed bed for future opportunities in our export business. Perdigão continues to adopt measures for cutting costs and expenses, at the same time implementing projects for increasing productivity and adding value.

A favorable performance in the domestic market was the highlight of the quarter with sales volume of meats growing 17.1%, while in overseas markets we saw a less accentuated slide in demand than had characterized the first quarter. On the other hand, consolidated gross revenues were R$ 1.4 billion, representing a reduction of 6.1% due to the pressure of falling average prices, especially in relation to export business.

(The variations mentioned in this report are comparisons between second quarter 2006 and second quarter 2005, or the first semester 2006 and the first semester 2005, except where otherwise stated.)

OPERATING AND FINANCIAL INDICATORS – SECOND QUARTER 2006

•                  Gross sales were R$ 1.4 billion, 6.1% down in the quarter, with sales volume of meats, 6.4% higher.

•                  On the domestic market, sales volumes of meats grew by 17.1%, with gross sales, 9.5% higher.

•                  Export sales volumes of meats fell by 1.3%, with 21.3% lower gross sales.

•                  Sales of higher value-added products reported a 13.7% growth in volume with an 8.6% improvement in sales revenues.

•                  Gross profit amounted to R$ 251.7 million, a 31.7% decline.

•                  EBITDA reached R$ 17.6 million in the quarter, 89.0% lower, with an EBITDA margin of 1.5%.

•                  Net income for the quarter was a R$ 26.3 million loss, against a net positive income of R$ 83.5 million. The net margin, which was 6.4% positive, was transformed into a 2.2% negative margin.

•                  Perdigão’s shares posted an average daily trading volume in the quarter of US$ 7.0 million, an increase of 120.5%.

Highlights - R$ million	2Q06	% Net Sales	2Q05	% Net Sales	% Ch.
Gross Sales	1,392.8	115.9	1,483.2	113.1	(6.1)
Domestic Market	801.1	66.7	731.6	55.8	9.5
Exports	591.7	49.3	751.6	57.3	(21.3)
Net Sales	1,201.4	100.0	1,311.6	100.0	(8.4)
Gross Profit	251.7	21.0	368.6	28.1	(31.7)
EBIT	(20.5)	(1.7)	141.2	10.8	—
Net Income	(26.3)	(2.2)	83.5	6.4	—
EBITDA	17.6	1.5	159.6	12.2	(89.0)
EPS*	(0.2)		0.6

Highlights - R$ million	YTD 2006	% Net Sales	YTD 2005	% Net Sales	% Ch.
Gross Sales	2,621.9	116.2	2,854.8	113.5	(8.2)
Domestic Market	1,521.9	67.4	1,444.9	57.5	5.3
Exports	1,100.0	48.7	1,409.9	56.1	(22.0)
Net Sales	2,256.9	100.0	2,515.1	100.0	(10.3)
Gross Profit	501.2	22.2	697.7	27.7	(28.2)
EBIT	5.8	0.3	263.2	10.5	(97.8)
Net Income	(15.9)	(0.7)	155.3	6.2	—
EBITDA	79.3	3.5	301.9	12.0	(73.6)
EPS*	(0.12)		1.16

*  Earnings per share (in Reais), excluding treasury shares.

SECTORIAL PERFORMANCE

The domestic market has been reporting a good performance on the back of a real increase in incomes in Brazil, controlled inflation and a reduction in the basic interest rate.

In the export markets, the gradual recovery in consumption of poultry meats in regions affected by avian influenza outbreaks (such as Europe and the Middle East), together with a relaxing of trade bans on pork meat imports, should provide the basis for increased export volume in the second semester.

Exports

Exports of Brazilian chicken meats amounted to 1.24 million tons in the first semester of 2006, equivalent to a year-on-year decline of 8.2%.

The significant increase of 57.8% in the exports of processed chicken meats was insufficient to offset the fall in exports of in natura chicken.

Brazilian pork meat exports also registered a decline of 27% to 211,800 tons in the first semester 2006. This reduction continues to reflect the trade bans imposed by importing countries following foot and mouth outbreaks in Brazil at the end of 2005. However, average prices continue at levels close to those of last year.

Raw Materials

The supply situation remains favorable with prices holding at below 2005 levels.

For the second consecutive year, there was a bumper US corn crop. Despite the increased exports and for ethanol production, US corn inventories showed little significant change this year. However, prices on the Chicago Board of Trade -

CBOT would appear to be signaling a reduction in inventories next year.

The US soybean crop was slightly down from last year’s record (84 million tons in 2005/06 against 85 million in 2004/05), but final inventories continue at very high levels (more than double the previous year).

The fifth Conab (National Supply Council) survey, conducted in July 2006, estimates the Brazilian 2005/06 corn crop at 41.3 million tons, 18% more than for the preceding crop. The current soybean crop is forecasted at 53.4 million, up 3.7% on the previous one.

The strong Real and plentiful soybean and corn supplies on the domestic market maintain a promising outlook for raw material prices.

Domestic Consumption

First semester 2006 real incomes increased by 4.3% compared with the same period in 2005, creating fresh opportunities for increasing domestic food consumption. With higher employment rates, overall incomes have posted a year-on-year improvement of 6.3%. The appreciation in the Real against the US dollar and tame inflation further contributed to this favorable scenario.

Frozen meat products grew 3.8% while frozen pastas also accumulated an increase of 14.6% through to May 2006. Specialty meats reported an increase of 13.4%, while frozen pizzas were up 7.1% for the year to June 2006, according to AC Nielsen do Brasil data.

Animal Health Question

The negative fall-out from the avian influenza outbreaks since the end of 2005, above all in Europe and the Middle East, is being reverted, with the sector seeking to bring supply back into equilibrium with demand.

The recent outbreak in Thailand should result in continued bans on imported in natura poultry meats from that country, exports being limited to Thai cooked and processed products.

An outbreak of Newcastle disease in the state of Rio Grande do Sul and notified to the authorities on May 4, 2006 has had no adverse impact on the sector. The outbreak was reported to the World Organization for Animal Health – OIE, and the subsequent preventive measures taken, were well received by the international community. Exports from the state of Rio Grande do Sul were not affected due to the diversion of orders to destinations where no restrictions were imposed. A recent release from the Ministry of Agriculture indicates that the outbreak has been controlled with no signs of the disease having spread to neighboring regions.

INVESTMENTS AND PROJECTS

Capital expenditures in the second quarter amounted to R$ 153.7 million and in line with the Company’s objectives of constant growth for the principal business activity – meats – as well as focusing on opportunities in the principal international markets and the domestic market. Investments were allocated to new projects for expanding and modernizing production lines in the South, in the states of Santa Catarina, Rio Grande do Sul and Paraná and in the Mid West in the states of Goiás and Mato Grosso, including the new agroindustrial complex under construction in the city of Mineiros, state of Goiás.

The amount of R$ 247.6 million invested in the first six months of 2006 is 117% more than compared to the preceding year, and represents 56.3% of the total capex budget of R$ 440 million for 2006.

In the second quarter 2006, the Company announced an important investment that will add value to the businesses - the entry into the dairy product business, through Perdigão S.A.’s indirectly controlled subsidiary, PDA Distribuidora de Alimentos Ltda (PDA), which has acquired a 51% stake in the capital of Batávia S.A – Indústria de Alimentos (Batávia), totaling investment of approximately R$ 110 million, including R$ 18 million in fixed assets. The business generated sales of R$ 650 million in 2005. With a market share of 12.9%, ranking as the third company in the Brazilian dairy-processed products business, Batávia employs more than 1,700 at two 2 plants in Carambeí, state of Paraná and in Concórdia, state of Santa Catarina. Batavia sells a mix of about 200 dairy-processed products including UHT and pasteurized milk, as well as aromatized, fermented and chocolate-flavored milks, yogurts, fruit juices, soy juice, cheeses, petitsuisse and desserts.

OPERATING PERFORMANCE

Production

The output of meat products reported growth of 0.6% in the quarter and 6.1% in the semester compared with the same period in 2005. The Company temporarily adjusted production downwards in line with market demand in the first quarter. In addition, we are now incorporating our beef activities, which came on line at the end of last year, into our results.

Production	2Q06	2Q05	% Ch.	YTD06	YTD05	% Ch.
Poultry Slaughter (million heads)	122.8	128.9	(4.7)	261.2	252.1	3.6
Hog/ Cattle Slaughter (thousand heads)	859.0	868.1	(1.0)	1,743.0	1,728.5	0.8
Poultry Meats (thousand tons)	175.7	177.6	(1.1)	368.0	342.5	7.5
Pork/Beef Meats (thousand tons)	130.6	126.7	3.1	263.8	252.8	4.4
Total Meats (thousand tons)	306.3	304.3	0.6	631.8	595.3	6.1
Other Processed Products (thousand tons)	6.5	6.2	4.9	12.8	11.2	14.4
Feed and Premix (thousand tons)	771.9	758.3	1.8	1,556.6	1,486.8	4.7
One-day Chicks (million units)	139.6	135.1	3.3	270.5	263.7	2.6

Domestic Market

Quarterly domestic sales grew 9.5% amounting to R$ 801.1 million, driven largely by in-natura revenues and by the new activities: beef and dairy-processed products, together accounting for 8.6% of the total domestic market sales. Sales from dairy-processed product activities were only consolidated from June 2006.

The meats business reported a gross sales growth of 8.7% on 17.1% higher volumes, mainly driven by in-natura meats (poultry/pork meats and beef), which rose 98.3% with increased sales revenue of 46.8%. While elaborated/processed products posted a lower increase of 7.7% by volume and 4.9% in sales revenues, the performance of these products improved in terms of operating results, contributing positively to the overall results for the quarter as a whole.

The domestic market continued to suffer from an oversupply of meats with average prices for the quarter 7.9% down, against a decline in average costs of 6.2%, the latter thus going some way to offset pricing pressures.

The other processed products including pastas, pizzas, frozen vegetables, cheese-bread, the soybean-based vegetarian line, among others, also turned in good growth, with 34.5% more in volume terms and 25.5% higher sales revenue.

The fall in volume and sales revenues from the soybean business was fully justified by the divestment of the Marau-RS crushing plant in the second semester of 2005.

Gross accumulated sales up to June 2006 reached R$ 1.5 billion, a 5.3% increase with meat volumes 15.4% higher and other processed products growing by 27.2%. The average prices of meats were 8.0% lower against a 6.2% fall in costs during the semester.

The share of processed products in total domestic market sales revenues reported growth of 190 basis points in the semester, increasing from 80.7% to 82.6%, in line with the  strategy of focusing on higher value-added products, which include elaborated, specialty and frozen meats, dairy-processed products, fruit juices, pastas, pizzas, vegetables, among others.

Domestic Market	Tons (thousand)			Sales (R$ million)
	2Q06	2Q05	% Ch.	2Q06	2Q05	% Ch.
MEATS	150.4	128.4	17.1	635.2	584.1	8.7
In-Natura	26.6	13.4	98.3	79.2	53.9	46.8
• Poultry	21.9	11.2	95.3	60.3	43.3	39.3
• Pork/Beef	4.7	2.2	114.0	18.9	10.6	77.8
Elaborated/Processed (meats)	123.8	115.0	7.7	556.1	530.2	4.9
DAIRY PRODUCTS	22.0	—	—	60.4	—	—
• Milk	10.7	—	—	18.7	—	—
• Dairy Products/ Juice/ Others	11.3	—	—	41.7	—	—
Other Processed	8.4	6.3	34.5	60.5	48.2	25.5
Soybean Products/ Others	16.0	45.1	(64.5)	44.9	99.3	(54.8)
TOTAL	196.8	179.7	9.5	801.1	731.6	9.5

PROCESSED	143.5	121.2	18.3	658.3	578.5	13.8
% total sales	72.9	67.4		82.2	79.1

	YTD 06	YTD 05	% Ch.	YTD 06	YTD 05	% Ch.
MEATS	293.6	254.5	15.4	1,256.1	1,175.1	6.9
In-Natura	52.5	26.0	101.9	155.3	104.3	48.9
• Poultry	41.3	21.0	96.8	115.6	83.5	38.4
• Pork/Beef	11.2	5.0	123.5	39.7	20.7	91.3
Elaborated/Processed (meats)	241.1	228.5	5.5	1,100.8	1,070.8	2.8
DAIRY PRODUCTS	22.0	—	—	60.4	—	—
• Milk	10.7	—	—	18.7	—	—
• Dairy Products/ Juice/ Others	11.3	—	—	41.7	—	—
Others Processed	15.7	12.4	27.2	114.6	94.9	20.8
Soybean Products/ Others	30.1	79.1	(61.9)	90.7	174.9	(48.1)
TOTAL	361.4	345.9	4.5	1,521.9	1,444.9	5.3

PROCESSED	268.1	240.8	11.3	1,257.2	1,165.7	7.8
% total sales	74.2	69.6		82.6	80.7

The following product launches were made in the quarter under the Perdigão brand name: Ouro pork sausage, Perdigão fine chicken sausage, Calabrian Rock Dog, Tennessee beef hamburger, Escolha Saudável vegetable pizza (soybean), cooked Chester® breast, seasoned Chester® breast, Golden Chester®, rump steak flavor hamburger (institutional), Cup special with Ronaldinho Gaúcho: ham and cheese sticks, rock dog frankfurters and chicken popcorn; under the Batavo brand: special corn, Freski snack, Freski smoked chicken frankfurter, Boticelli bologna sausage.

Our business now encompasses dairy-processed product activities, made up of yogurts, fermented milks, petit suisse and desserts. These are also reviewed by AC Nielsen do Brasil, which ranks the Batavo brand at a 12.9% market share. The following graph shows the Company’s current market share for specialty meats, frozen meats, pastas and pizzas:

Source: AC Nielsen

* Dairy Products: Acquired 51% of Batávia (Dairy products) on June 2006. Year: June - May

The Company’s sales to the institutional market continue to increase their relative participation in relation to other distribution channels as shown in the pie charts below:

DISTRIBUTION CHANNELS

(in revenues)

Perdigão is currently airing an institutional campaign for disseminating its brand name nationwide with the theme “Perdigão. Everyone loves it”. The purpose is to register Perdigão’s development and growth over the past few years, the campaign being based on four different pillars: the goal of a continuing growth rate, product quality, portfolio diversity and new product launches and exports. This marketing campaign investment is at around R$ 30 million.

Exports

Results for the export market reported an unfavorable performance, a reflection of the circumstances arising from the avian influenza outbreaks. This resulted in a decline in consumption, demand and prices in various consumer countries and among importers of chicken meats, this problem being compounded by a surplus of poultry products on the world market in addition to the appreciation of the Real in relation to the U.S. dollar.

However, second quarter meat exports by volume were only 1.3% under the second quarter for 2005, an indication of an incipient recovery in consumption. Conversely, average prices fell 20.2% in Reais and 5.4% in US$ – FOB (Free on Board), depressing gross sales by 21.3% for the quarter to R$ 591.7 million. Processed products registered a drop in volume of 5.7% notably due to the decrease in sales of specialty products such as bologna sausage to Venezuela.

We successfully resumed exports of pork meats to Russia through our industrial units in the state of Rio Grande do Sul, following the partial reopening of the Russian market to exports from the state in May. This market had been closed due to foot and mouth outbreaks in Brazil that took place last year.

The sharp appreciation of the Real against the US dollar of 10% in the quarter, in addition to the factors already mentioned, jeopardized export market performance. While average costs in the quarter were 8.9% lower than the first quarter, this was not enough to offset the impact of the difficult overall trading conditions.

Exports	Tons (thousand)			Sales (R$ million)
	2Q06	2Q05	% Ch.	2Q06	2Q05	% Ch.
MEATS	177.6	179.9	(1.3)	590.7	749.5	(21.2)
In-Natura	150.2	150.9	(0.4)	458.8	600.0	(23.5
- Poultry	116.4	119.7	(2.8)	308.4	440.3	(30.0)
- Pork/Beef	33.8	31.2	8.5	150.4	159.6	(5.8)
Elaborated/Processed (meats)	27.4	29.1	(5.7)	131.9	149.5	(11.8)
Other Processed	0.2	0.1	47.1	1.0	0.8	25.4
Others	0.0	0.0	—	0.0	1.3	—
TOTAL	177.8	180.1	(1.3)	591.7	751.6	(21.3)

PROCESSED	27.6	29.2	(5.5)	132.9	150.3	(11.6)
% total sales	15.5	16.2		22.5	20.0

	YTD 06	YTD 05	% Ch.	YTD 06	YTD 05	% Ch.
MEATS	321.3	336.6	(4.6)	1,098.9	1,406.1	(21.9)
In-Natura	271.9	286.0	(4.9)	854.1	1,127.1	(24.2)
- Poultry	215.6	229.8	(6.2)	605.9	833.8	(27.3)
- Pork/Beef	56.2	56.2	0.1	248.2	293.3	(15.4)
Elaborated/Processed (meats)	49.4	50.6	(2.4)	244.8	279.1	(12.3)
Other Processed	0.2	0.3	(38.4)	1.1	2.1	(49.8)
Others	0.0	0.2	(85.9)	0.0	1.6	(98.0)
TOTAL	321.5	337.2	(4.6)	1,100.0	1,409.9	(22.0)

PROCESSED	49.6	51.0	(2.7)	245.9	281.2	(12.6)
% total sales	15.4	15.1		22.4	19.9

In the light of the international scenario for the sector, the Company’s principal markets reported the following performance during the quarter:

•                  Middle East – Prices in the Saudi market reacted slowly given the continued heavy inventory at local producers, although recovery in the Gulf states was faster. Volumes rose by 1.4% with sales revenues 20.5% down.

•                  Far East – The Far East market experienced sharp oscillations in both price and volume during the quarter. Markets in general continued to carry high inventories. Prices remained at low levels and market demand was lackluster. On the other hand, the South Korean market reported good demand following an outbreak of avian influenza in Denmark. While volumes were 8.3% higher, this market posted an 11.5% drop in sales revenue.

•                  Europe – Volumes grew 2.3%, mainly for processed chicken products although sales revenues fell 20.8%, due to falling consumption and continuing stockpiles at European producers.

•                  Eurasia – The fall of 23.9% by volume and 35.3% in sales revenues was largely due to import bans on Brazilian pork meats. Brazilian pork exports to this region, however, were resumed from production facilities in the state of Rio Grande do Sul in May.

•                  Africa, the Americas and Other Countries – Exports increased by 8.9% in volume against a decline of 14% in sales revenues compared with the second quarter 2005, supported by the African market, offsetting lower imports of specialty products by Venezuela.

EXPORTS BY REGION

(% net sales)

Accumulated exports totaled R$ 1.1 billion, a decline of 22%, with meat volumes reporting a decrease of 4.6%.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Good domestic market performance contributed to net sales recorded in the quarter of R$ 1.2 billion, although due to falling average prices, both in US dollars and in Reais in the period, net sales reported a decline of 8.4%.

Total volume sales of meat products increased 6.4%, driven largely by sales to the domestic market. Growth in sales volume of other processed products was 34.8%. Consolidated as from June 2006, the dairy-processed products activity also made a positive contribution to increased sales.

Cost of Sales

Principal raw material costs (corn, soybeans and live hogs) all posted a year-on-year reduction in prices for the second quarter 2006, thus cushioning the impact of increased costs in the beef activity and outsourced production, both of which are still in an adaptation mode. Allied to the fall in export revenues, there were also cost increases in electricity, maintenance and labor, the latter due to the increase in payroll, the acquisition of the Nova Mutum-MT unit and annual wage agreement increases. These factors all contributed to an increase in the cost of sales in relation to net sales from 71.9% to 79%, a nominal increase in the quarter of 0.7%, totaling R$ 949.7 million. The accumulated cost of sales declined 3.4% to R$ 1.8 billion.

Gross Profit and Gross Margin

Gross profit fell 31.7% in the quarter to R$ 251.7 million, equivalent to a gross margin of 21% against 28.1% for the same quarter in 2005. This result was a reflection of pressure on average prices in the export market (in US dollars and allied to the appreciation of the Real against to the U.S. dollar) combined with an incipient recovery in export volumes compared with the weakness in this market in the first quarter. The product mix sold to the domestic market, containing more commodity type products and the pressure of some items of selling costs also contributed to the result. Accumulated gross profit amounted to R$ 501.2 million, a 28.2% decline, with a margin of 22.2%, compared with 27.7% for the first semester 2005.

Operating Expenses

Operating expenses amounted to 22.7% of net sales against 17.3% for the same quarter in 2005, amounting to R$ 272.2 million against R$ 227.4 million in the second quarter of 2005. The percentage of operating expenses relative to net sales continued to have a greater impact due to the fall in net sales revenues.

The principal increases in selling expenses were a function of the increase in freight, warehousing and payroll costs, in addition to the relatively greater distribution of products to the domestic market, plus the costs of advertising and customer promotions.

In the semester, operating expenses amounted to R$ 495.4 million, 14% higher than the accumulated period 2005, representing 22% of net operating revenue against 17.3% for the same period in the preceding year, the result of falling sales revenue and the increase in variable costs.

Operating Income and Operating Margin

Operating income before financial expenses for the quarter was a negative R$ 20.5 million against an operating income of R$ 141.1 million for the second quarter 2005, these results reflecting the adverse trading scenario, lower sales revenues and prices, mainly in the export market, and increases in certain costs and expenses due to market conditions in the quarter. A positive operating margin of 10.8% in the second quarter 2005 was transformed into 1.7% negative in the same period 2006.

In the semester, accumulated operating income before financial expenses was R$ 5.7 million, a decrease of 97.8% compared with the accumulated total for the same period in 2005. The operating margin was 0.3% against 10.5%  registered for the same period for the preceding year.

Financial Results

Financial expenses increased by 23.6% in the quarter and fell by 49.7% in the semester. In the quarter, financial expenses grew mainly due to the need to ramp up net debt (47.8% higher than as at June 30, 2005) to fund capital expenditures and the acquisition of the 51% stake in Batávia S.A.’s dairy-processed product division. Financial expenses were also higher due to greater working capital requirements and reduced cash generation. In the semester, the Company was able to reduce its financial expenses, partially because of gains from the appreciation of the Real against the US dollar in its consolidated currency position.

Debt	On June 30, 2006		On June 30, 2005
R$ Million	Short-Term	Long-Term	Total	Total	% Ch.
Local Currency	249.3	215.8	465.1	428.1	8.6
Foreign Currency	210.5	1,063.9	1,274.4	617.5	106.4
Gross Debt	459.7	1,279.7	1,739.5	1,045.6	66.4
Cash Investments
Local Currency	186.9	0.0	186.9	148.7	25.8
Foreign Currency	461.6	82.9	544.5	214.8	153.5
Total Cash Investments	648.5	82.9	731.4	363.5	101.2
Net Accounting Debt	(188.8)	1,196.8	1,008.0	682.1	47.8

Exchange Rate Exposure - US$million			(132.1)	(12.3)

Due to the greater need for leverage, the annualized Net Debt/EBITDA ratio (the last 12 months) was 2.5 times.

Net Income and Net Margin

With the significantly negative factors impacting the meats sector, we reported a loss of R$ 26.3 million, against a profit of R$ 83.5 million, representing a net negative margin of 2.2% against a positive margin of 6.4% in the second quarter of 2005. In the semester, the accumulated result was R$ 15.9 million, a net negative margin of 0.7%, in contrast to a profit of R$ 155.3 million, and a net margin of 6.2%.

EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) posted a result of R$ 17.6 million, 89.0% down, and equivalent to a 1.5% margin in the quarter. On an accumulated basis for the year to date, EBITDA fell 73.7%, to R$ 79.3 million, representing an EBITDA margin of 3.5% against 12.0% for the same period in 2005.

EBITDA	2nd Quarter			1st Half
R$ Million	2006	2005	% Ch.	2006	2005	% Ch.
Net Income	(26.3)	83.5	—	(15.9)	155.3	—
Income tax and social contribution	(10.1)	31.8	—	2.8	42.9	(93.5)
Net financial	19.5	15.8	23.6	23.8	47.3	(49.7)
Depreciation and depletion	28.1	24.3	15.5	54.8	48.0	14.2
Amortization	6.4	4.2	54.1	13.8	8.4	65.4
EBITDA	17.6	159.6	(89.0)	79.3	301.9	(73.7)

Shareholders’ Equity

Finished product inventory increased 9.5% in relation to the first semester 2005 and already indicative of a reduction in relation to the preceding quarter due to the scaling back of production and due to the gradual recovery in exports.

Shareholders’ Equity was R$ 1.2 billion against R$ 1,1 billion, 11.8% higher than the first half last year.

STOCK MARKET

The Company’s share and ADR performance continued to be adversely affected by the factors impacting the world poultry industry. Trading volume on the São Paulo Stock Exchange (Bovespa) increased by 31.7% while turnover in ADRs on the New York Stock Exchange (NYSE) rose 116% during the quarter. Trading volumes for the semester  increased 29.1% and 97.4% on the Bovespa and NYSE, respectively.

PRGA	2Q06	2Q05	YTD. 06	YTD. 05
Share Price - R$ *	21.15	18.33	21.15	18.33
Traded Shares (Volume)	34.5 million	26.2 million	70.0 million	54.2 million
Performance	(6.7)%	6.8%	(19.6)%	(4.0)%
Bovespa Index	(3.5)%	(5.9)%	9.5%	(4.4)%
IGC (Brazil Corp. Gov. Index)	(3.7)%	(4.5)%	11.5%	(1.5)%
ISE (Corp. Sustainability Index)	(5.3)%	—	7.9%	—

PDA	2Q06	1Q05	YTD. 06	YTD. 05
Share Price - US$ *	19.20	15.70	19.20	15.70
Traded ADRs (Volume)	3.9 million	1.8 million	7.5 million	3.8 million
Performance	(6.3)%	23.0%	(15.7)%	6.6%
Dow Jones Index	0.4%	(2.2)%	4.0%	(4.7)%

* Closing Price

In the chart above we take into consideration the adjustments arising from the stock split approved by the OGM/EGM on March 8, 2006 and effective April 12, 2006, in terms of the shares and ADR prices and trading volume.

The daily average financial volume for the quarter reached US$ 7.0 million, an increase of 120.5%, with the semester reporting financial turnover of US$ 7.4 million, 122.2% higher. This improvement was also a reflection of increased investor interest, following the Company’s New Market (Novo Mercado) listing. Trading volume represented 42.7% of the transactions for the sector on the Bovespa and 41% of the transactions for the sector for the ADRs on the NYSE.

SOCIAL BALANCE

The Company employs 36,576 and in the period of one year created 3,821 new jobs, mainly in the production and commercial areas.

Fringe benefits and social programs accounted for R$ 47.9 million, a 24% increase, for nutrition, healthcare, education, culture, transportation, professional training and development, and the private pension plan, among others. Investments in the environment at R$ 10.8 million in the semester were up by 154.4%.

Main Indicators	On June 30, 2006	On June 30, 2005	% Ch.
Number of Employees	36,576	32,755	11.7
Net Sales per Employee/year - R$ thousands	123.4	153.6	(19.6)
Productivity per Employee (tons/year)	36.7	37.1	(1.1)

Accumulated valued-added was R$ 725.2 million, 19% lower than in the first semester of 2005.

For the sixth time and the fourth consecutive year, Perdigão was awarded the Fritz Muller Prize, on this occasion for the effluent treatment system implemented at the Capinzal-SC plant. The Prize is sponsored by the Environment Foundation (Fatma) and the state government of Santa Catarina.

CORPORATE GOVERNANCE

On July 17, 2006, Sadia S.A., our principal competitor, announced a tender offer to acquire 100% of the shares of our capital for the price of R$ 27.88 per share. This offering was subject to several conditions, among these the acceptance by shareholders representing at least 50% plus one of the shares of our capital stock.

On July 18, 2006, Perdigão released an announcement of a material fact announcing that the offeror’s  conditions failed to comply with the provisions of article 37 of the Company’s Bylaws. At the same time, we announced that we had received written manifestations from shareholders representing 55.38% of our capital stock, rejecting the offer. On July 20, 2006, Sadia increased  its offer to R$ 29.00 per share. On the same date, we received further written declarations from shareholders representing 55.38% of our capital stock, again rejecting the offer. On July 21, 2006, the Brazilian Securities and Exchange Commission – CVM announced that given the written manifestations of our shareholders and the fact that Sadia had maintained the minimum conditions for acceptance, the offer was to be considered no longer valid. On the same day, Sadia decided not to proceed with the proposed take-over.

Perdigão was elected the best company in the meat sector by the Exame  Agribusiness Yearbook 2006-2007, published by Exame magazine. This publication provides a complete overview of the Brazilian agribusiness companies. The Getúlio Vargas Foundation’s (FGV) team examined information on the 400 largest companies in the sector, before choosing the winners. Among the criteria used are economic-financial performance, social responsibility policies and innovative actions in the market in which the candidates operate.

Consultancy Fees

No payments of consultancy fees were made to the independent auditors (Ernst & Young) in the quarter. The hiring of our auditors for consultancy services is subject to Board of Directors’ approval and presupposes that the service in question does not risk the independence and objectivity of our auditors in the performance of the outside audit. The Board’s approval will also take into account restrictions on certain services prohibited by the US Sarbanes-Oxley Act.

OUTLOOK

The international markets have been gradually seeking to calibrate supply with demand following worsening avian influenza outbreaks. We believe that exports are beginning to recover both in terms of volume as well as prices, although some markets are still adjusting inventory and domestic production. New opportunities will gradually recover, with more improvements starting in the fourth quarter of the current year.

The domestic market is already benefiting from the improvement in incomes and the increase in employment in Brazil, thus favoring food consumption. This together with adjustments in meat inventories, which are also at high levels due to the fall in exports, should contribute to the improvement in consumption of higher value-added products on the domestic front.

In the light of the decision to expand our business focus, first with the entry into the beef and margarine markets last year and more recently, with the acquisition of the dairy-processed products division and the Batavo brand name, we can rightly affirm that advances have already been made in the direction of the Company’s diversification objective and embracing: production, product portfolio, sales and markets.

The synergies to be captured between the businesses of Perdigão and Batavo are expected to contribute to the Company’s growth, strengthening its position among major world food industries and its contribution to creating jobs. Among the reasons for the acquisition, we would mention: our chilled and frozen product distribution chain, which already covers 95% of the Brazilian population; the number of active customers (more than 85,000 at Perdigão and 11,000 in the case of Batávia); the penetration of several important distribution channels; the tradition and concern with product quality and products that meet consumer expectations; the experience in the agribusiness area; and, above all, our determination to be among the best and the biggest in the areas in which we do business.

São Paulo, August 2006.

Eggon João da Silva	Nildemar Secches

Chairman

Chief Executive Officer

PERDIGÃO S.A. PUBLIC COMPANY

CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED

JUNE 30, 2006 AND 2005

(in thousands of Brazilian reais, in accordance with Corporate Law)

BALANCE SHEET

	2006	2005
ASSETS	3,819,347	2,839,276
CURRENT ASSETS	2,075,366	1,508,839
NONCURRENT ASSETS	224,611	232,775
PERMANENT	1,519,370	1,097,662
Investments	76,561	11,880
Property, Plant and Equipment	1,351,681	994,731
Deferred Charges	91,128	91,051

LIABILITIES AND SHAREHOLDERS’ EQUITY	3,819,347	2,839,276
CURRENT LIABILITIES	1,156,027	1,068,855
LONG TERM LIABILITIES	1,425,369	691,479
MINORITY INTEREST	31,055	—
SHAREHOLDERS’ EQUITY	1,206,896	1,078,942
Capital Stock Restated	800,000	800,000
Reserves	425,215	172,306
Retained Earnings	(18,319)	106,636

INCOME STATEMENT

	2Q06	2Q05	% Ch.	YTD. 06	YTD. 05	% Ch.
GROSS SALES	1,392,826	1,483,222	(6.1)	2,621,905	2,854,799	(8.2)
Domestic Sales	801,089	731,622	9.5	1,521,918	1,444,929	5.3
Exports	591,737	751,600	(21.3)	1,099,987	1,409,870	(22.0)
Sales Deductions	(191,381)	(171,645)	11.5	(364,997)	(339,745)	7.4
NET SALES	1,201,445	1,311,577	(8.4)	2,256,908	2,515,054	(10.3)
Cost of Sales	(949,719)	(943,020)	0.7	(1,755,745)	(1,817,312)	(3.4)
GROSS PROFIT	251,726	368,557	(31.7)	501,163	697,742	(28.2)
Operating Expenses	(272,243)	(227,383)	19.7	(495,409)	(434,536)	14.0
OPERATING INCOME BEFORE FINANCIAL EXPENSES	(20,517)	141,174	—	5,754	263,206	(97.8)
Financial Expenses, net	(19,508)	(15,786)	23.6	(23,808)	(47,323)	(49.7)
Other Operating Results	3,346	(2,734)	—	7,715	(5,292)	—
INCOME FROM OPERATIONS	(36,679)	122,654	—	(10,339)	210,591	—
Nonoperating Income	418	(1,015)	—	(1,770)	(691)	156.2
INCOME BEFORE TAXES	(36,261)	121,639	—	(12,109)	209,900	—
Income Tax and Social Contribution	10,117	(31,840)	—	(2,803)	(42,930)	(93.5)
Employees / Management Profit Sharing	834	(6,269)	—	—	(11,648)	(100.0)
Minority Interest	(987)	—	—	(987)	—	—
NET INCOME	(26,297)	83,530	—	(15,899)	155,322	—
EBITDA	17,592	159,631	(89.0)	79,340	301,888	(73.7)

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.